Morgan, Lewis & Bockius c/o Suites 1902-09, 19th Floor,
Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong
Direct: +852.3551.8500
Fax: +852.3006.4346 www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8690

WRITER’S EMAIL

ning.zhang@morganlewis.com

April 13, 2022

Confidential

Ms. Sisi Cheng

Mr. Martin James

Mr. Bradley Ecker

Mr. Sergio Chinos

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Intchains Group Limited

Response to the Staff’s Comments on the Amendment No.2 to Draft Registration Statement on Form F-1 Confidentially Submitted on March 25, 2022

CIK No. 1895597

Dear Ms. Cheng, Mr. James, Mr. Ecker and Mr. Chinos:

On behalf of our client, Intchains Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 8, 2022 on the Company’s amendment No.2 to draft registration statement on Form F-1 confidentially submitted on March 25, 2022. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

Abu Dhabi  Almaty  Beijing  Boston  Brussels  Century City  Chicago   Dallas  Dubai  Frankfurt  Hartford  Hong Kong  Houston  London   Los Angeles  Miami  Moscow   New York  Nur-Sultan  Orange County  Paris  Philadelphia  Pittsburgh  Princeton  San Francisco Shanghai  Silicon Valley  Singapore…Tokyo  Washington, DC  Wilmington

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

General

1.

We note that following the cover page of the prospectus you intend to include graphics. Please be advised that you must include the table of contents immediately following the cover page of the prospectus. Please refer to Item 502(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the prospectus inside front cover page. The Company intends to include graphics on the inside front cover page and will follow the requirements under Item 502(a) of Regulation S-K.

Prospectus Summary

2.

We note your response to our prior comment 5. Please provide these disclosures in your prospectus summary. Please also describe whether you have obtained all requisite permissions or approvals to offer your securities being registered to foreign investors.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 5 of the Revised Draft Registration Statement.

Risk Factors

You may experience difficulties enforcing judgments against us and our management in the PRC

3.

Please revise your risk factor so that it is consistent with your further discussion on the enforceability of judgements in the PRC. In this regard, we note your disclosure on page 61 that “there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.”

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 40 of the Revised Draft Registration Statement.

ENFORCEMENT OF CIVIL LIABILITIES

4.	Please identify which of your directors and officers are based in the PRC and further disclose that bringing civil actions against such individuals will be even more difficult.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 60 of the Revised Draft Registration Statement.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8690 or via e-mail at ning.zhang@morganlewis.com.

Very truly yours

By:	/s/ Ning Zhang
Ning Zhang
Partner

cc:	Qiang Ding, Chairman and Chief Executive Officer, Intchains Group Limited

Chaowei Yan, Chief Financial Officer, Intchains Group Limited

Mr. Howard Leung, Mazars USA LLP

Mr. Lawrence Venick, Loeb & Loeb LLP

Ms. Louise L. Liu, Morgan, Lewis & Bockius

4